                                                                                            Exhibit 99.2

Summary Consolidated Statements of Operations(2)

For the three months ended                                                       March 31,         March 30,
                                                                                      2002              2003
(Amounts in thousands except per share data)                                           EUR               EUR
-----------------------------------------------------------------------------------------------------------------------
                                                  Net sales                        178,729           318,042
                                              Cost of sales                        161,493           265,169
-----------------------------------------------------------------------------------------------------------------------
                                      Gross profit on sales                         17,236            52,873

                             Research and development costs                         73,940            80,345
                           Research and development credits                         (4,643)           (4,480)
               Selling, general and administrative expenses                         61,203            61,063
                                     Restructuring expenses                              0             6,443
-----------------------------------------------------------------------------------------------------------------------
                                             Total expenses                        130,500           143,371

         Operating income (loss) from continuing operations                       (113,264)          (90,498)

                                      Interest expense, net                        (12,315)           (7,034)
-----------------------------------------------------------------------------------------------------------------------
        Loss from continuing operations before income taxes                       (125,579)          (97,532)
Provision for income taxes on income from continuing operations                     39,683            28,843
-----------------------------------------------------------------------------------------------------------------------
                        Net loss from continuing operations                        (85,896)          (68,689)

        Loss from discontinued operations before income tax                        (32,509)          (21,836)(3)
      Provision for income taxes on discontinued operations                         10,826             8,625
-----------------------------------------------------------------------------------------------------------------------
                      Net loss from discontinued operations                        (21,683)          (13,211)

                                                   Net loss                       (107,579)          (81,900)

                         Basic net loss per ordinary share:                          (0.23)            (0.17)
                       Diluted net loss per ordinary share:                          (0.23)            (0.17)

Number of ordinary shares used in computing per share amounts (in thousands):
                                                     Basic                         467,575           482,182
                                                    Diluted                        467,575           482,182


Ratios and Other Data
For the three months ended                                                       March 31,         March 30,
                                                                                      2002              2003
-----------------------------------------------------------------------------------------------------------------------

Gross profit on sales of continuing operations as a % of net sales                       9.6              16.6
Operating income from continuing operations as a % of net sales                        (63.4)            (28.5)
  Net income from continuing operations as a % of net sales                            (48.1)            (21.6)
               Shareholders' equity as a % of total assets(1)                           39.8              38.0
                                   Sales of systems (units)                             13                33
               Number of employees in continuing operations                          5,916             5,762
             Number of employees in discontinued operations                            936               499
                                  Number of employees total                          6,852             6,261


(1)  2002 is shareholders' equity as per December 31, 2002
(2) prior period financial statements were restated to reflect the impact of discontinued operations
(3) Includes operating loss of EUR 11 million for Thermal and restructuring and one time charges of EUR 11 million for Track and Thermal


Summary Consolidated Balance Sheets(2)

                                                                                   Dec 31,         March 30,
                                                                                      2002              2003
(Amounts in thousands)                                                                 EUR               EUR
-----------------------------------------------------------------------------------------------------------------------
  ASSETS
                                  Cash and cash equivalents                        668,760           688,297
                                   Accounts receivable, net                        556,664           434,898
                                           Inventories, net                        730,025           778,547
                                          Current tax asset                        178,706           178,706
                                       Other current assets                        175,095           175,190
-----------------------------------------------------------------------------------------------------------------------
                                       Total current assets                      2,309,250         2,255,638

                                         Deferred tax asset                        314,795           343,975
                                               Other assets                         61,757            60,316
                                       Assets held for sale                        106,094            93,057
                                          Intangible assets                         14,069            13,510
                              Property, plant and equipment                        495,723           475,531
-----------------------------------------------------------------------------------------------------------------------
                                               Total assets                      3,301,688         3,242,027
  LIABILITIES AND SHAREHOLDERS' EQUITY
                                        Current liabilities                        686,683           749,409
                                  Liabilities held for sale                         66,091            54,296
                             Convertible subordinated bonds                      1,064,040         1,038,476
                    Long term debt and deferred liabilities                        169,358           166,832
                                       Shareholders' equity                      1,315,516         1,233,014
-----------------------------------------------------------------------------------------------------------------------
                 Total liabilities and Shareholders' equity                      3,301,688         3,242,027





Summary Consolidated Statements of Cash Flows(2)

For the three months ended                                                       March 31,         March 30,
                                                                                      2002              2003
(Amounts in thousands)                                                                 EUR               EUR
-----------------------------------------------------------------------------------------------------------------------

  CASH FLOWS FROM OPERATING ACTIVITIES:
                        Net loss from continuing operations                        (85,896)          (68,689)
                              Depreciation and amortization                         40,671            35,283
                           Change in assets and liabilities                       (131,008)           92,244
-----------------------------------------------------------------------------------------------------------------------
       Net cash provided by (used in) operating activities
                                 from continuing operations                       (176,233)           58,838
  CASH FLOWS FROM INVESTING ACTIVITIES:
                                       Capital expenditures                        (31,603)          (25,428)
                                 Other investing activities                          9,162             6,560
-----------------------------------------------------------------------------------------------------------------------
       Net cash used in investing activities from
         continuing operations                                                     (22,441)          (18,868)
  CASH FLOWS FROM FINANCING ACTIVITIES:
                       Redemption and/or repayment of loans                         (1,283)             (384)
                               Proceeds from share issuance                          5,922                 0
-----------------------------------------------------------------------------------------------------------------------
       Net cash provided by (used in) financing activities
                                from continuing operations                           4,639              (384)
-----------------------------------------------------------------------------------------------------------------------
                   Net cash flow from continuing operations                       (194,034)           39,586

                Effect of changes in exchange rates on cash                          2,527            (8,081)
              Net cash flow used in discontinued operations                         (7,189)          (11,968)
-----------------------------------------------------------------------------------------------------------------------
       Net increase (decrease) in cash and cash equivalents                       (198,697)           19,537








All figures are based on US GAAP.

Notes to the Consolidated Financial Statements

Basis of Presentation
ASML follows accounting principles generally accepted in the United States of America (`U.S. GAAP'). Further disclosures, as required under U.S. GAAP in annual reports, are not included in the Summary Consolidated Financial Statements. The accompanying Consolidated Financial Statements are stated in thousands of euros (`EUR').

Discontinued operations
On December 18, 2002, ASML adopted a plan to discontinue its Track operations and dispose of its Thermal division, as of December 31, 2002. The total related net loss from discontinued operations (net of tax) of these components for the first quarter of 2003 amount to EUR 13.2 million. Assets and liabilities of discontinued operations were segregated in the accompanying consolidated balance sheets and consisted primarily of accounts receivable, inventories and fixed assets, offset by accounts payable and accrued liabilities. Prior period financial statements have been restated to reflect the impact of discontinued operations.

Principles of consolidation
The Consolidated Financial Statements include the accounts of ASML Holding N.V. and all of its majority-owned subsidiaries. All significant intercompany profit, transactions and balances have been eliminated in consolidation.

Recognition of revenues, income and expenses
Under the guidance set forth in SAB 101, ASML's practice is to recognize revenues based upon shipment. This guidance also resulted in ASML deferring the fair value of the installation service yet to be performed on delivered equipment. Furthermore, revenues on initial shipments of new technology systems are deferred until acceptance by the customer.

Revenues from services are recognized when performed. Revenues from prepaid service contracts are recognized over the life of the contract. Advance payments received from customers are deferred and recognized when the products have been shipped. Operating expenses and other income and expense items are recognized in the income statement as earned or incurred.

Use of estimates
The preparation of ASML's Consolidated Financial Statements in conformity with U.S.GAAP necessarily requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.







`Safe Harbor' Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document include forward-looking statements that are subject to risks and uncertainties including, but not limited to, economic conditions, product demand and industry capacity, competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in filings with the U.S. Securities and Exchange Commission.